U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 11, 2007

COFFEE PACIFICA, INC.

(Exact name of small business issuer as specified in its charter)

Nevada	333-10170-2	46-0466417
(State or other jurisdiction of incorporation or organization)	Commission File No	(IRS Employer Identification Number)

2813 7TH Street, Berkeley, California	79110
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 264 8012

(Former name, former address and former fiscal year, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[X] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01 Other Events

On June 11, 2007, the Company announced its intentions to proceed with a tender offer to acquire 3,000,000 shares, or approximately 66%, of Diedrich Coffee, Inc. ("Diedrich"). The Company plans to offer current shareholders of Diedrich four shares of its common stock in exchange for each share of Diedrich stock offered under the tender offer. Diedrich is a current customer of Coffee Pacifica, and by acquiring stock of Diedrich, the Company hopes to guarantee a long-term purchaser of its green-been coffee. The Company feels that this offer will solidify its market share in the wholesale and retail venues and achieve the vertical integration from "Tree-to-Cup" under a "Growers Direct" distribution system.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities Diedrich Coffee, Inc. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated to the stockholders upon the commencement of the tender offer. Diedrich stockholders are advised to read the Offer to Purchase on Schedule TO-T that will be filed by Coffee Pacifica, Inc. and the solicitation/recommendation of the Board of Directors of Diedrich Coffee, Inc. on Schedule 14D-9 that will be filed by Diedrich with the Securities and Exchange Commission when they are available because they will contain important information. The Offer to Purchase, the Solicitation/Recommendation Statement and any other relevant documents filed with the SEC will be made available to stockholders of Diedrich at no expense to them. These documents will also be available without charge at the Securities and Exchange Commission's website at www.sec.gov.

BB&T Capital Markets, a division of Scott & Stringfellow, Inc., will act as an exclusive financial advisor and placement agent in connection with investment banking services with respect to this transaction.

About Coffee Pacifica, Inc.

Coffee Pacifica, Inc. was incorporated on December 21, 2001 in the state of Nevada. We have never declared bankruptcy or been in receivership. In October 2005, we acquired 100 % of the issued and outstanding shares of Uncommon Grounds, Inc for a total consideration of $430,000. Uncommon Grounds Inc. is located in Berkeley, California and continues to market and sell its "Uncommon Grounds" brand of certified organic, fair trade and sustainable produced roasted coffee, tea, cafe supplies and equipment to its customers in the "Bay Area" regional market and throughout United States.

We are a distributor and marketer, in the United States and Europe, of Papua New Guinea, "Penlyne Castle" brand "Jamaican Blue Mountain" and Ethiopian Fair Trade Organic certified green bean coffees. We sell green coffee beans directly to coffee roaster retailers, commercial roasters, coffee brokers and gourmet roasters and retailers. As a result of the acquisition of Uncommon Grounds, Inc. we also sell, in the United States, "Uncommon Grounds" brand of roasted coffee, tea, cafe supplies and equipment.

Business of Our 100% Owned Subsidiaries

Coffee Pacifica acquired one hundred percent of the issued and outstanding shares of Uncommon Grounds, Inc. on October 10, 2005. Uncommon Grounds, Inc. is a coffee roasting company established in 1984 and is located in Berkeley, California. Uncommon Grounds Inc. was incorporated under the laws of the State of California. It sells certified organic, fair-trade and sustainable-produced roasted coffee under the "Uncommon Grounds" label. Uncommon Grounds, Inc. also sells tea, cafe supplies and equipment to customers.

In June 20, 2002, we incorporated, under the laws of Papua New Guinea, our wholly-owned subsidiary Coffee Pacifica PNG Ltd. We conduct our Papua New Guinea operation through this company.

Coffee Pacifica also owns a wholly-owned subsidiary, New Guinea Peaberry Coffee, Inc., incorporated January 26, 2006 under the laws of the state of Nevada. We did not conduct any operations during the year ended December 31, 2006.

Safe Harbor Statement of Coffee Pacifica, Inc.

The information contained in this press release includes "forward-looking statements." These forward-looking statements are often identified by words such as "hope," "may," "believe," "anticipate," "plan," "expect," "require," "intend," "assume" and similar expressions. Forward-looking statements speak only as of the date of this press release, reflect management's current expectations, estimations and projections and involve certain factors, such as risks and uncertainties, that may cause actual results, performance or achievements to be far different from those suggested by Coffee Pacifica's forward-looking statements. These factors include, but are not limited to, risks associated with: uncertainty as to whether Coffee Pacifica's acquisition of Diedrich Coffee, Inc. will be completed, Coffee Pacifica's ability to successfully execute its business strategies, including entering into strategic partnerships or other transactions if the transaction with Diedrich Coffee, Inc. is not completed; the progress and cost of development of Coffee Pacifica's products; the extent and timing of market acceptance of new products developed by Coffee Pacifica or its competitors; Coffee Pacifica's dependence on third parties to deliver its products; Coffee Pacifica's dependence on arrangements and strategic relationships with third parties; manufacturing; Coffee Pacifica's dependence proprietary rights; litigation, proceedings, investigations and other disruptions of management's time resulting from the acquisition of Diedrich's common stock; competitive conditions in the industry; business cycles affecting the markets in which any of Coffee Pacifica's future products may be sold; extraordinary events and transactions; seeking and consummating business acquisitions, including the diversion of management's attention to the assimilation of the operations and personnel of any acquired business; fluctuations in foreign exchange rates; and economic conditions generally or in various geographic areas. Because all of the foregoing factors are difficult to forecast, you should not place undue reliance on any forward-looking statement. More detailed information about some of these and other risk factors is set forth in Coffee Pacifica's filings with the Securities and Exchange Commission. Coffee Pacifica does not intend to update any of these factors or to publicly announce the results of any revisions to any of these forward-looking statements other than as required under the federal securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

COFFEE PACIFICA, INC.

Date: June 11, 2007                                                                                                     /s/ Shailen Singh

                                                                                                                                  Shailen Singh, President & CFO